Exhibit 99.1

JD.com Announces Special Cash Dividend

Beijing, May 4, 2022 –– JD.com, Inc. (the “Company” or “JD.com”) (Nasdaq: JD; HKEX: 9618), a leading supply chain-based technology and service provider, today announced that the Company’s board of directors (the “Board”) approved a special cash dividend of US$0.63 per ordinary share, or US$1.26 per ADS, to holders of ordinary shares and holders of ADSs, respectively, as of the close of business on May 20, 2022, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The aggregate amount of the special dividend will be approximately US$2.0 billion. For holders of ordinary shares, in order to qualify for the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on May 20, 2022 (Beijing/Hong Kong Time). Dividend to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement. The payment date is expected to be on or around June 8, 2022 and June 14, 2022 for holders of ordinary shares and holders of ADSs, respectively.

“We are pleased to announce this return of capital to shareholders,” said Richard Qiangdong Liu, chairman of the Board of JD.com. “Our Board’s approval of the special dividend reflects our confidence in the Company’s long-term growth potential and strong balance sheet, which allow us to pay the dividend to shareholders, while maintaining financial and operational flexibility to continue to grow our business over the long term. In the long run, we will also consider measures including paying dividends as appropriate from time to time to give back to our shareholders.”

About JD.com

JD.com is a leading supply chain-based technology and service provider. JD.com’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. JD.com has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; laws, regulations and governmental policies relating to the industries in which JD.com or its business partners operate; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which JD.com or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; risks associated with JD.com’s acquisitions, investments and alliances, including fluctuation in the market value of JD.com’s investment portfolio; impact of the COVID-19 pandemic; natural disasters and geopolitical events; change in tax rates and financial risks; intensity of competition; and general market and economic conditions in China and globally. Further information regarding these and other risks is included in JD.com’s filings with the SEC and the announcements on the website of the Hong Kong Stock Exchange. All information provided herein is as of the date of this announcement, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

Sean Zhang

+86 (10) 8912-6804

IR@JD.com

Media Relations

+86 (10) 8911-6155

Press@JD.com

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